(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50 SEC File Number 000-50341 CUSIP Number 731019 10 5

For Period Ended: June 30, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CSR

For the Transition Period Ended:

Read Attached Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

I – REGISTRANT INFORMATION

Polar Molecular Holding Corporation

Full Name of Registrant

Murdock Communications Corporation

Former Name if Applicable

4600 S. Ulster St., Suite 940

Address of Principal Executive Office (Street and Number)

Denver, Colorado 80237

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual or semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth;
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q or N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant’s Chief Financial Officer, Brian P. Alleman, resigned August 9, 2004. As a result, an extension is required to assure that the new CFO has time to appropriately review the subject Form 10-QSB before it is filed. As such, it is impossible to file the report by the prescribed due date without unreasonable effort or expense.

(Attach Extra Sheets if Needed)

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Mark L. Nelson (Name)	303 (Area Code)	221-1908 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant was formerly known as Murdock Communications Corporation. On July 14, 2003, Polar Molecular Corporation merged with Murdock Communications Corporation. The merger between Murdock Communications Corporation and Polar Molecular Corporation was treated for accounting and financial reporting purposes as a reverse acquisition of Murdock Communications Corporation by Polar Molecular Corporation. As a result, the results of operations of the Registrant for the quarter ended June 30, 2004 are the historical results of operations of Polar Molecular Corporation and will be significantly changed from the results of operations for the Registrant for the quarter ended June 30, 2003.

Polar Molecular Holding Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 13, 2004	By:	/s/ Mark Nelson
	Title:	President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).